

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

<u>Via E-mail</u>
Kenneth L. Hignett
Senior Vice President, Chief Financial Officer and Secretary
Morgan's Foods, Inc.
4829 Galaxy Parkway, Suite S
Cleveland, OH 44128

> **Re: Morgan's Foods, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 24, 2013**
> **Response dated June 3, 2013**
> **File No. 001-08395**

Dear Mr. Hignett:

We have reviewed your responses to the comments in our letter dated May 31, 2013 and have the following additional comment.

1. We note your response to prior comment 1 and have consulted with Perry Hindin, Special Counsel in the Division of Corporation Finance, Office of Mergers & Acquisitions. We are unable to agree that the current presentation of Proposal 4 is appropriate and consistent with Exchange Act Rule 14a-4(a)(3). It appears that the "three cases" you describe in Proposal 4 (referenced on page 8 of the proxy statement as "(a)," "(b)" and "(c)") are both separate and material proposals. Please revise Proposal 4 to present as three separate proposals the amendments to the Amended Code of Regulations to provide procedural and disclosure requirements governing (a) shareholder proposals made in connection with an Annual Meeting of Shareholders, (b) shareholder nominations for directors, and (c) shareholder proposals made in connection with a Special Meeting of Shareholders.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Robert Loesch
        Tucker Ellis LLP